UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________________________________________
FORM 11-K
______________________________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from               to
Commission File Number: 001-35006

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
Spectrum Pharmaceuticals, Inc. 401(k) Plan

B.    Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Spectrum Pharmaceuticals, Inc.
11500 South Eastern Avenue, Suite 240
Henderson, Nevada 89052

Spectrum Pharmaceuticals, Inc. 401(k) Plan

Report of Independent Registered Public Accounting Firm
Fiduciary Retirement Committee and Plan Participants
Spectrum Pharmaceuticals, Inc. 401(k) Plan
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Spectrum Pharmaceuticals, Inc. 401(k) Plan (the Plan) as of December 31, 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020 and the related notes and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020, and the changes in net assets available for benefits for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating, the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedules of assets (held at end of year) as of December 31, 2020 and of delinquent participant contributions for the year ended December 31, 2020, have been subjected to the audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ RubinBrown LLP
We have served as the Plan's auditor since 2021.
Las Vegas, Nevada
June 29, 2021

Report of Independent Registered Public Accounting Firm
To the Administrative Committee and Plan Participants of
The Spectrum Pharmaceuticals, Inc. 401(k) Plan:
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Spectrum Pharmaceuticals, Inc. 401(k) Plan (the “Plan”) as of December 31, 2019 and the related statement of changes in net assets available for benefits for the year then ended and the related notes and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating, the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedules of Assets (Held at End of Year) and of Delinquent Participant Contributions at December 31, 2019, have been subjected to the audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Raimondo Pettit Group
We served as the Plan's auditor from 2012 through April 5, 2021.
Torrance, California
June 29, 2020

Spectrum Pharmaceuticals, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2020	2019
ASSETS
Investments, at fair value
Registered investment companies	$16,815,141	$14,018,794
Spectrum Pharmaceuticals Unitized Stock Fund	1,785,665	1,571,676
Common/collective trust	1,350,867	1,060,351
Total investments at fair value	19,951,673	16,650,821

Receivables:
Employer contributions	536,209	457,518
Participant contributions	—	60
Notes receivable from participants	136,615	121,688
Total receivables	672,824	579,266
NET ASSETS AVAILABLE FOR BENEFITS	$20,624,497	$17,230,087
The accompanying notes are an integral part of these financial statements.

Spectrum Pharmaceuticals, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year ended, December 31, 2020
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions:
Participant deferrals	$1,807,150
Participant rollovers	22,365
Employer matching contributions	932,488
Employer profit sharing contributions	487,205
3,249,208
Investment income:
Interest and dividends	681,509
Net appreciation in fair value of investments	1,857,601
2,539,110
Interest income from notes receivable from participants	6,704
Total additions	5,795,022

DEDUCTIONS TO NET ASSETS ATTRIBUTED TO:
Distributions to participants	2,357,530
Administrative expenses	43,082
Total deductions from net assets	2,400,612

NET INCREASE IN NET ASSETS	3,394,410
NET ASSETS AVAILABLE FOR BENEFITS, AT BEGINNING OF YEAR	17,230,087
NET ASSETS AVAILABLE FOR BENEFITS, AT END OF YEAR	$20,624,497
The accompanying notes are an integral part of these financial statements.

Spectrum Pharmaceuticals, Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2020

1. Description of the Plan
The following description of the Spectrum Pharmaceuticals, Inc. 401(k) Plan (the “Plan”) is only provided for general information purposes. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution pension plan covering eligible employees of Spectrum Pharmaceuticals, Inc. (the “Company” or “Spectrum”) as defined in the Plan Document. The Plan was adopted January 1, 1990, and established for the purpose of providing retirement benefits for eligible employees of the Company. The Plan is subject to regulation under the Employee Retirement Income Security Act of 1974 (“ERISA”) and the qualification provisions of the Internal Revenue Code (the “Code”).
The Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was passed by the U.S. Senate on March 27, 2020. In April 2020, the Plan adopted certain changes to participant distributions and loans as permitted by the CARES Act, discussed further in Distributions and Payments of Benefits and Notes Receivable from Participants.
Administration
Joseph W. Turgeon ("Mr. Turgeon"), Chief Executive Officer and Keith McGahan, Executive Vice President and Chief Legal Officer are the trustees of the Plan. In June 2019, Mr. Turgeon was designated as the Audit Committee Chair of the Plan. Matrix Trust Company, LLC, (“Matrix Trust”) serves as the account custodian for the Plan. Digital Retirement Solutions, Inc. (“DRS”) performs administrative and record keeping services for the Plan.
Eligibility
All Company employees are eligible to participate in the Plan, provided the employee has completed three months of employment. An eligible employee may enter the Plan on the first day of the month following his or her satisfaction of the eligibility requirements.
In the event of the Company's acquisition of a business, the employees of the newly acquired entity are given credit for the years of service earned prior to the Company’s ownership. If this credit for prior service allows such employees to meet Plan eligibility requirements, each has the option of participating in the Plan on the first day of the month following the business acquisition date.
Contributions
Each year, participants may elect to make pre-tax contributions up to 75% of their eligible compensation, as defined in the Plan. In addition, participants may elect to make after-tax (Roth) contributions up to 75% of their eligible compensation. Compensation deferrals cannot exceed the maximum deferral, as determined by the Internal Revenue Service ("IRS") each year. Such deferral limitation was $19,500 and $19,000 in 2020 and 2019, respectively. Employees who attained the age of 50 before the end of the Plan year, were eligible to make additional catch-up contributions of up to $6,500 and $6,000 in 2020 and 2019, respectively. Participants may also make rollover contributions into the Plan from other qualified plans.
The Company provides matching contributions, under a Safe Harbor arrangement, equal to 100 percent of the first three percent of eligible compensation deferred by a participant and 50 percent of the next two percent of eligible compensation deferred by a participant. The Company’s matching contribution made on behalf of any participant for any Plan year cannot exceed four percent of their eligible compensation. The Company has the right under the Plan to discontinue or modify its matching contributions at any time. The value of the Company’s aggregate matching contribution was $932,488 for the year ended December 31, 2020. Beginning in March 2020, the Company made the decision to change the Safe Harbor matching contributions from Company stock to cash moving forward. Additional amounts may be contributed at the discretion of the Company’s Board of Directors.

The Company also provides a discretionary profit sharing contribution to the Plan. The decision was made to change the profit sharing contribution from Company stock as of December 31, 2019 to cash for the year ending December 31, 2020. The allocation conditions of this discretionary profit sharing contribution include: (i) all employees who were employed on the last day of the Plan year, and (ii) all employees who completed one-thousand hours of service during the Plan year, except for reasons

Spectrum Pharmaceuticals, Inc. 401(k) Plan
Notes to Financial Statements (Continued)

including death, disability, or termination of employment after normal retirement age (defined as 65 years of age). The contribution amount for the Plan year is up to 2% of an employee's compensation earned during 2020, totaling $487,205, which was included in the employer contribution receivable at December 31, 2020. Compensation is generally defined as total compensation that is subject to income tax withholding and paid by the Company during the Pan year and is limited by law to $285,000 in 2020 for contribution calculation purposes.

Participant Accounts
DRS maintains an account in the name of each participant. Each eligible participant’s account is credited with (a) the participant’s contributions, (b) the Company’s Safe Harbor matching contributions and discretionary profit sharing contributions, and (c) an allocation of interest, dividends and any change in the market value of the various investment funds. Each eligible participant’s account is charged with any withdrawals or distributions requested by the participant and an allocation of administrative expenses, if applicable. Allocations are based on the ratio that each participant’s account balance in the fund bears to the total account balances of all participants in the respective fund.
Investment Options
Participants direct the investment of their contributions and any subsequent changes made to the Company’s matching and discretionary profit sharing contributions (in the form of Spectrum's common stock through February 2020 and then cash for the remainder of the Plan Year) into various investment options offered by the Plan. These options include numerous registered investment companies, a common/collective trust, and the Spectrum Pharmaceuticals Unitized Stock Fund. Participants may change their investment elections at any time for both existing account balances and future contributions.
Vesting
Safe Harbor Contributions: Participant contributions and Company Safe Harbor matching contributions are fully vested when made.
Profit Sharing Contributions: The "vested percentage" in the employees account attributable to discretionary profit sharing contributions is determined under the below schedule. Employees are 100% vested in the matching contributions if the employee is employed on or after the normal retirement age or if the employee dies or becomes disabled.

Vesting Schedule Profit Sharing Contributions
Years of Service	Percentage
Less than 2 years	—%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years	100%

Distributions and Payments of Benefits
On termination of service due to death, disability, retirement, or other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution, or as directed by the participant in accordance with the Plan's provisions. The Plan also permits in-service withdrawals for participants attaining certain age requirements and distributions for hardships, as defined in the Plan Document.
In accordance with the CARES Act, the Plan permitted eligible Plan participants to request penalty-free distributions of up to $100,000 for qualifying coronavirus-related reasons. These reasons include adverse financial consequences due to being quarantined, furloughed, laid off, having work hours reduced or being unable to work due to a lack of childcare due to COVID-19. The Plan made $16,000 of CARES Act distributions during the year ended December 31, 2020.

Spectrum Pharmaceuticals, Inc. 401(k) Plan
Notes to Financial Statements (Continued)

Forfeitures
    Although participant contributions and the Company's Safe Harbor matching contributions are fully vested at all times, forfeitures could result from the Company's discretionary contributions and certain excess matching. Excess Company matching results in a credit to the Plan and are held in a separate account for the payment of Plan administrative expenses or allowed employer contributions. During the year ended December 31, 2020, $4,743 was used to pay advisor fees. At December 31, 2020 and 2019, there were $5,263 and $0, respectively, held in this account.
Investment Management Fees and Operating Expenses
Investment management fees and operating expenses charged to the Plan for investments in the various funds are deducted from the income earned on a daily basis and are reflected as a component of the net appreciation/(depreciation) in the fair value of investments. Effective January 1, 2015, an ERISA Investment Advisory Agreement was entered into whereby rebates from certain fund investments are deposited into a separate account to be used to pay investment advisory fees and other revenue sharing is credited to the Plan to offset administrative expenses. Such amounts are reported in administrative expenses, rather than in net appreciation/(depreciation). As of December 31, 2020 and 2019, there was $304 and $540, respectively in Plan assets designated to pay Plan investment advisory fees.
Administrative Expenses
The compensation or fees of accountants, counsel and other specialists and any other costs of administering the Plan are generally paid by the Company (see Note 4). As discussed above, beginning in 2015, there was a change in the reporting of certain investment advisory expenses in the financial statements. Administrative expenses that are not paid by the Company are paid by the Plan. Administrative expenses for the year ended December 31, 2020 paid by the Plan were $43,082 and are included in administrative expenses in the Plan's financial statements.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, any unvested amounts of Plan participants would become fully vested.
Notes Receivable from Participants
Loans to participants are secured by the participant’s account balance and may not exceed the lesser of 50% of the participant’s account balance or $50,000 in the aggregate for any individual participant. Loans bear interest at fixed annual rates, as determined by the Plan trustees, that are the prime interest rate plus two percent on the date the loan is processed. At December 31, 2020 and 2019, the annual interest rate of all loans outstanding was between 5.25% and 7.5%. Principal and interest are paid ratably through payroll deductions over a term not to exceed five years, unless the loan qualifies as a home loan, in which case the term may not exceed 15 years. A participant applying for a loan through the Plan will be charged a $100 loan application fee. The loan application fee is nonrefundable and is used to offset the administrative expenses associated with the loan.
In accordance with the CARES Act, the Plan permitted qualifying participants to delay loan repayments that were due between March 27, 2020 and December 31, 2020.

2. Summary of Significant Accounting Policies
Basis of Accounting
The Plan’s financial statements are prepared on the accrual basis, in conformity with generally accepted accounting principles in the United States of America ("U.S. GAAP").
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Investment Valuation and Income Recognition

Spectrum Pharmaceuticals, Inc. 401(k) Plan
Notes to Financial Statements (Continued)

The Plan’s investments are stated at fair value. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade date basis, dividends are recorded on the record date and interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan's realized/unrealized gains and losses on investments purchased, sold, and held during the year.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Payment of Benefits
Benefit payments to participants are recorded when paid.
Contributions
Contributions made by participants and the Company are recorded on an accrual basis. Contributions are recognized during the period in which the related compensation was paid.
Administrative Expenses
    The Company pays for certain administrative expenses for the Plan (see Note 4). Only expenses paid by the Plan are reflected in the Plan’s financial statements.

3. Fair Value Measurements
Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described as follows:
•Level 1: Quoted prices in active markets for identical assets or liabilities.
•Level 2: Quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.
•Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of their investments. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs are only used when Level 1 or Level 2 inputs are not available. The Plan has no investments that are classified as Level 2 or Level 3 as of December 31, 2020 and 2019.
The registered investment companies are valued at the net asset value (“NAV”) of shares held by the Plan at year-end, based upon quoted market prices.
The common/collective trust is valued at NAV. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the common/collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. A full redemption of the Plan’s interest in the Wells Fargo Stable Return Fund M requires a twelve-month notice period. The common/collective trust held by the Plan files an annual return on Form 5500 as a direct filing entity.

Spectrum Pharmaceuticals, Inc. 401(k) Plan
Notes to Financial Statements (Continued)

The Spectrum Pharmaceuticals Unitized Stock Fund (the Fund) consists of the Company’s common stock and short-term cash, which provides liquidity for daily trading. The Company’s common stock is valued at the quoted market price from a national securities exchange and the short-term cash investments are held in a money market mutual fund and are valued at fair value based on the NAV per share. A market-based NAV per share is calculated for the Fund periodically, and is the basis for participant transactions. The Fund is valued using the calculated NAV as a practical expedient to estimate fair value.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes to the methodologies used at December 31, 2020 or 2019.
The following tables represent the Plan’s fair value hierarchy for its investments as of December 31, 2020 and 2019:

	Fair Value Measurements as of December 31, 2020
Investment Category	Level 1	Level 2	Level 3	Total
Total registered investment companies	$16,815,141	$—	$—	$16,815,141

Common/collective trust measured at NAV(1)				1,350,867
Spectrum Pharmaceuticals Unitized Stock Fund(1)				1,785,665
Total assets at fair value				$19,951,673

	Fair Value Measurements as of December 31, 2019
Investment Category	Level 1	Level 2	Level 3	Total
Total registered investment companies	$14,018,794	$—	$—	$14,018,794

Common/collective trust measured at NAV(1)				1,060,351
Spectrum Pharmaceuticals Unitized Stock Fund(1)				1,571,676
Total assets at fair value				$16,650,821
(1) Certain investments that are measured at fair value using NAV per share/unit (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.

4. Related Party and Party-In-Interest Transactions
The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan. At December 31, 2020 and 2019, Plan investments include 476,422 and 399,450 shares of common stock of Spectrum, respectively, the Plan's sponsor. The fair value of these shares was $1,624,599 and $1,454,294, at December 31, 2020 and 2019, respectively. The Plan issues loans to participants, which are secured by the vested balances in the participant’s account. The Company may also pay certain administrative expenses on behalf of the Plan, which totaled $36,090 relating to the year ended December 31, 2020. Such transactions all qualify as exempt party-in-interest transactions under the provisions of ERISA.

5. Concentration, Market and Credit Risk
The Plan provides for various investment options, as well as Company matching contributions in Spectrum common stock. Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Benefits. As of December 31, 2020 and 2019, approximately 9% respectively, of the investments of the Plan consisted of securities of its sponsor, Spectrum Pharmaceuticals, Inc. As of December 31, 2020 and 2019, Spectrum’s stock price closed at $3.41 and $3.64, respectively.
6. Tax Status of the Plan
The Plan adopted a volume submitter plan document sponsored by DRS. DRS received an advisory letter from the IRS, dated March 31, 2014, which states that the volume submitter document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan Administrator and the Plan’s tax counsel believe

Spectrum Pharmaceuticals, Inc. 401(k) Plan
Notes to Financial Statements (Continued)

that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7. Subsequent Events
Effective January 1, 2021, the Plan was amended and restated in its entirety primarily for the purpose of changing the definition of compensation from Code Sec. 3401(a) wages (wages for withholding purposes) to 415 safe harbor compensation and to remove the three-month service eligibility requirement.

Spectrum Pharmaceuticals, Inc. 401(k) Plan
EIN: 93-0979187, PN: 001
Supplementary Information
Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)
As of December 31, 2020

Identity of Issuer	Description of Investment	Type of Investment	Current Value
Capital Research and Management Co.	American Funds New World R5	RIC	$550,102
Energy Select Sector SPDR	Energy Select Sector SPDR ETF	RIC	101,189
Federated Government Obligations	Federated Government Obligations IC	RIC	357,976
Fidelity Investments	Fidelity Advisor Balanced	RIC	910,777
Fidelity Investments	Fidelity Advisor Investment Grade	RIC	677,195
Fidelity Investments	Fidelity Advisor Worldwide	RIC	990,160
Fidelity Investments	Fidelity Real Estate Investment	RIC	125,944
Fidelity Investments	Fidelity Select Health Care Portfolio	RIC	715,344
Fidelity Investments	Fidelity Select Software & Comp Port	RIC	2,425,958
Fidelity Investments	Fidelity Telecom and Utilities	RIC	41,082
Hartford Funds	Hartford International Growth	RIC	459,150
Janus Mutual Funds	Janus Enterprise Fund	RIC	895,412
J.P. Morgan Funds	JP Morgan Large Cap Growth	RIC	4,770
J.P. Morgan Funds	JP Morgan Small Cap Core	RIC	480,290
J.P. Morgan Funds	JP Morgan Smart Retirement 2020	RIC	114,621
J.P. Morgan Funds	JP Morgan Smart Retirement 2025	RIC	237,836
J.P. Morgan Funds	JP Morgan Smart Retirement 2030	RIC	373,369
J.P. Morgan Funds	JP Morgan Smart Retirement 2035	RIC	284,124
J.P. Morgan Funds	JP Morgan Smart Retirement 2040	RIC	537,764
J.P. Morgan Funds	JP Morgan Smart Retirement 2045	RIC	326,938
J.P. Morgan Funds	JP Morgan Smart Retirement 2050	RIC	154,642
J.P. Morgan Funds	JP Morgan Smart Retirement 2055	RIC	175,925
J.P. Morgan Funds	JP Morgan Smart Retirement Income	RIC	25,989
MFS Investment Management	MFS Core Equity Fund	RIC	1,438,468
Prudential Financial	Prudential Global Total Return	RIC	92,512
Putnam Investments	Putnam Equity Income	RIC	330,695
State Street Global Advisors	SPDR Gold Shares	RIC	121,602
State Street Global Advisors	SPDR S&P 500	RIC	1,545,739
T. Rowe Price Associates, Inc.	T. Rowe Price Emerging Markets Bond	RIC	257,030
Vanguard Group, Inc.	Vanguard Long Term Investment Grade	RIC	758,672
Vanguard Group, Inc.	Vanguard Stock Market Index	RIC	640,218
Wells Fargo Advisors	Wells Fargo Precious Metals	RIC	157,133
Wells Fargo Advisors	Wells Fargo Special Mid Cap Value	RIC	506,515
Wells Fargo Bank, N/A	Wells Fargo Stable Value Fund M	CCT	1,350,867
Spectrum Pharmaceuticals, Inc.*	Spectrum Pharmaceuticals Unitized Stock Fund	SPCS	1,785,665
	Total investments		$19,951,673

Participant Loans*	Participant Loans (maturing 2021 to 2034) at interest rates of 5.25% to 7.5%		$136,615
* Indicates a party-in-interest to the Plan.

RIC - Registered investment company
CCT - Common/collective trust
SPCS - Spectrum Pharmaceuticals Unitized Stock Fund

Spectrum Pharmaceuticals, Inc. 401(k) Plan
EIN: 93-0979187, PN: 001

Supplementary Information
Schedule H, Part IV, Line 4a
Schedule of Delinquent Participant Contributions
As of December 31, 2020

    During the year ended December 31, 2020, contributions consisting of employee deferrals were not remitted timely to the Plan, thus consisting of nonexempt transactions between the Plan and the Company. Lost earnings have been calculated and were remitted during the 2020 Plan year.

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP*	Contributions Pending Correction in VFCP*	Total Fully Corrected Under VFCP* and PTE 2002-51
Check here if late participant loan repayments are included: ☒	$—	$92,340	$—	$—
* Voluntary Fiduciary Correction Program

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Fiduciary Retirement Committee of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPECTRUM PHARMACEUTICALS, INC.

Date:	June 29, 2021	By:	/s/ Joseph W. Turgeon
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Title
23.1	Consent of Independent Registered Public Accounting Firm, Raimondo Pettit Group
23.2	Consent of Independent Registered Public Accounting Firm, RubinBrown LLP